UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Analysts International Corporation

(Exact Name of Registrant as Specified in Its Charter)

Minnesota	41-0905408
(State of Incorporation or Organization)	(I.R.S. Employer
Identification no.)

3601 West 76th Street, Minneapolis, Minnesota	55435-3000
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates:

Not Applicable

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
Common Share Purchase Rights	Nasdaq Global Market

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

The Board of Directors of Analysts International Corporation (“Analysts” or the “Company”) has approved an amendment to Analysts’ existing Shareholder Rights Plan to extend the final expiration date on which the Rights are exercisable until February 27, 2018.  The plan was also amended to reduce the exercise price of the Rights from $160 to $15.  As a result of the amendment, Analysts and Wells Fargo Bank, N.A. (“Wells Fargo”), as Rights Agent, have executed an Amended and Restated Rights Agreement, dated as of February 27, 2008.   This Form 8-A amends and restates all prior Forms 8A and/or 8A/A filed by Analysts with respect to its Common Share Purchase Rights, to reflect the amendments to Analysts Shareholder Rights Plan.

Item 1.  Description of Registrant’s Securities to be Registered

On June 15, 1989, the Board of Directors of Analysts International Corporation (the “Company”) declared a dividend of one common share purchase right (a “Right”) for each outstanding share of the Common Shares, $0.10 par value (the “Common Shares”), of the Company.  The dividend was payable on June 30, 1989 to the shareholders of record on that date.  As amended, each Right entitles the registered holder to purchase from the Company one Common Share of the Company, at a price of $15 per Common Share (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated February 27, 2008 (the “Restated Rights Agreement”), between the Company and Wells Fargo Bank, N.A., as Rights Agent (the “Rights Agent”).

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of June 30, 1989, by such Common Share certificate with a copy of a Summary of Rights attached thereto.

The Restated Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after June 30, 1989 or upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of June 30, 1989, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on February 27, 2018 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case as described below.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, combinations or consolidations of the Common Shares, occurring, in any such case, prior to the Distribution Date.

Common Shares purchasable upon exercise of the Rights will be identical to other Common Shares of the Company.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.  Subject to redemption or exchange, in the event that any person becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that are beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares of the Company having a market value of two times the then current exercise price of the Right.

At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges, or cash), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

At any time until 10 days after public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%; except that from and after the date there is an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to or on 10 days after the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

Copies of the Restated Rights Agreement are available free of charge from the Rights Agent and the Restated Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference.  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the exhibits hereto, which are incorporated herein by reference.

Item 2.	Exhibits.

	Exhibit Number	Description
	4.1	Amended and Restated Rights Agreement (the “Restated Rights Agreement”), dated as of February 27, 2008 between Analysts International Corporation and Wells Fargo Bank, N.A. (Filed herewith)

4.2

Form of Rights Certificate (Incorporated herein by reference to Exhibit A to the Restated Rights Agreement). Pursuant to the Restated Rights Agreement, Rights will not be distributed until after the Distribution Date (as defined in the Restated Rights Agreement).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:	February 27, 2008		Analysts International Corporation
(Registrant)

		By:	/s/ Robert E. Woods
Robert E. Woods
Senior Vice President, General Counsel and Secretary
Analysts International Corporation

EXHIBIT INDEX

Exhibit Number	Description
4.1	Amended and Restated Rights Agreement (the “Restated Rights Agreement”), dated as of February 27, 2008 between Analysts International Corporation and Wells Fargo Bank, N.A. (Filed herewith)

4.2

Form of Rights Certificate (Incorporated herein by reference to Exhibit A to the Restated Rights Agreement). Pursuant to the Restated Rights Agreement, Rights will not be distributed until after the Distribution Date (as defined in the Restated Rights Agreement).